EXHIBIT 21.01

LIST OF REGISTRANT’S SUBSIDIARIES

Country of Organization

Percentage Owned By Macromedia, Inc.

Macromedia Ireland (PTY) Ltd 100%	Ireland

Macromedia Canada, Ltd 100%	Canada

shockwave.com, Inc. 66%	United States

Percentage Owned By Macromedia Ireland (PTY) Ltd.

Macromedia Netherlands B.V 100%	Netherlands

Macromedia Europe Limited 100%	United Kingdom

Macromedia KK 100%	Japan

Percentage Owned By shockwave.com, Inc.

shockwave.com International, Inc. 100%	United States